SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2004

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant´s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No      T

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the following letters filed with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores on November 9, 2004:

By letter dated November 9, 2004, the Company filed a copy of: (i) the minute of the shareholders meeting a summary of which is attached hereto, (ii) a list of the attendance to the shareholders meeting and (iii) the list of the board of directors and supervisory committee which is also attached hereto

(i) Summary of the shareholders meeting

FIRST: APPOINTMENT OF TWO SHAREHOLDERS TO APPROVE AND SIGN THE MINUTES OF THE MEETING.

It was unanimously agreed to appoint the agent of Mellon Bank NA Ómnibus and BBH c/For MTBJRE:MTBC4000035147 to approve and sign the Minutes of the Meeting.

SECOND: CONSIDERATION OF THE DOCUMENTATION AS SET FORTH BY SECTION 234 SUBSECTION 1 OF LAW 19550, PERTIENET TO FISCAL YEAR ENDED AS AT 06/30/2004

It was unanimously agreed to omit the reading of the documentation being analyzed, which was approved as was submitted to the shareholders.

THIRD: CONSIDERATION OF THE BOARD’S PERFORMANCE

The Board’s performance during the fiscal year under consideration was unanimously approved.

FOURTH: CONSIDERATION OF SUPERVISORY COMMITTEE’S PERFORMANCE

The Supervisory Committee’s performance during the fiscal year under consideration was unanimously approved.

FIFTH: ANALYSIS AND CONSIDERATION OF THE PURPOSE OF THE PROFIT/LOSS OF THE FISCAL YEAR ENDED AS AT 06/30/04, WHICH POSTED PROFITS OF $ 32,103,022.

It was unanimously agreed to distribute one dividend in cash amounting to $ 3,000,000, prior 5% deduction as Statutory Reserve. The remaining amount shall be stated under “Retained Earnings”.

SIXTH: CONSIDERATION OF THE BOARD’S IMPLEMENTED DECISIONS REGARDING THE TAX ON PERSONAL ASSETS OF THE SHAREHOLDERS, IN ITS CAPACITY OF SUBSTITUTE TAXPAYER

The decisions carried out by the Board regarding the tax on personal assets of the shareholders was unanimously approved as well as the absorption of said tax by the corporation.

SEVENTH: CONSIDERATION OF THE BOARD’S REMUNERATION AMOUNTING TO $ 2,383,135 PERTINENT TO FISCAL YEAR ENDED AS AT 06/30/04 (TOTAL REMUNERATION), EXCEEDING BY $ 739,085 THE LIMIT FIXED AT 5% OF EARNINGS AS SET FORTH BY SECTION 261 OF LAW 19550 AND BY THE RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION BEFORE THE PROPOSAL OF NON-DISTRIBUTION OF DIVIDENDS.

The Board’s remuneration amounting to $ 2,383,135 pertinent to fiscal year ended as at June 30, 2004 was unanimously approved.

EIGHTH: CONSIDERATION OF SUPERVISORY COMMITTEE’S REMUNERATION PERTIENET TO FISCAL YEAR ENDED 06/30/2004

It was unanimously agreed no to pay any compensation to the Supervisory Committee on this occasion.

NINTH: DETERMINATION OF NUMBER AND ELECTION OF PERMANENT DIRECTORS AND SUBSTITUTE DIRECTORS, IF DEEMED NECESSARY. CONSIDERATION OF MR. M. M. MINDLIN’S RESIGNATION

Mr. Mindlin’s resignation from his position of permanent director effective as of 11/25/03 was unanimously approved. Mrs. Clarisa Diana Lifsic and Mr. Alejandro Elsztain were reelected as permanent directors. Mr. Fernando Adrián Elsztain and David Alberto Perednik were elected as permanent directors for three years with the status of non-independent as set forth by resolution 400 of SEC. Ms. Susan Segal was elected as permanent director for three years with the status of independent as set forth by resolution 400 of SEC.

TENTH: APPOINTMENT OF PERMANENT AND SUBSTITUTE MEMBERS OF THE SUPERVISORY COMMITTEE

The election of Mr. Andrés SUAREZ, Corina Inés PANDO and Carlos REBAY as permanent statutory auditors was unanimously approved as well as the election of Mr. Carlos RIVAROLA, Gabriel MARTINI and Diego NIEBUHR as substitute statutory auditors.

ELEVENTH: APPOINTMENT OF AUDITOR FOR THE COMING FISCAL YEAR AND DETERMINATION OF REMUNERATION

It was unanimously agreed to appoint the auditing firm PRICE WATERHOUSE & CO., member of the firm PriceWaterhouseCoopers, as auditor of the financial statements of the current fiscal year 2004/2005. Its remuneration was fixed at $ 245,000.

TWELFTH: REPORT ON AGREEMENT SIGNED FOR THE EXCHANGE OF CORPORATE SERVICES.

The Board’s implemented decisions and performance concerning the subject under consideration were approved by majority as well as the progress made in the process of the Project implementation.

THIRTEENTH: REPORT ON THE CREATION OF THE AUDITING COMMITTEE

The Board’s implemented decisions were unanimously approved of as well as their newly assumed responsibility for the pertinent budget.

FOURTEENTH: CONSIDERATION OF THE CREATION OF A GLOBAL PROGRAM OF ISSUANCE OF CORPORATE NOTES, NON-CONVERTIBLE INTO SHARES, WITH SPECIAL, COMMON OR FLOATING SECURITY INTEREST, OR GUARANTEED BY THIRD PARTIES, AMOUNTING TO AN OUTSTANDING MAXIMUM OF UP TO USD 30,000,000 (THIRTY MILLION US DOLLARS) OR THE EQUIVALENT AMOUNT IN OTHER CURRENCIES, AS SET FORTH BY LAW 23576 (“NEGOTIABLE OBLIGATIONS LAW”) AND OTHER AMMENDED RULES AND STANDARD REGULATIONS (“THE PROGRAM”)

The creation of the before mentioned program was unanimously approved.

FIFTEENTH: CONSIDERATION OF 1) THE DELEGATION, UNDER THE REGULATIONS IN FORCE, TO THE BOARD OF THE POWER TO FULFILL ALL FORMALITIES REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION (SEC) IN ORDER TO OBTAIN THE AUTHORIZATION TO CREATE THE PROGRAM AND TO ISSUE THE CORPORATE NOTES WITHIN THE FRAMEWORK OF SAID PROGRAM (“NEGOTIABLE OBLIGATIONS”), TO NEGOTIATE, ACCEPT, DECIDE UPON AND SPECIFY ALL THE

CONDITIONS OF THE PROGRAM AND THE CORPORATE NOTES WHICH ARE NOT EXPLICITLY DETERMINED BY THE MEETING, INCLUDING, WITHOUT ANY LIMITATIONS, THE AMOUNT (WITHIN THE MAXIMUM AMOUNT AS SET FORTH BY THE MEETING), THE ISSUANCE DATE, THE TERM, THE PRICE, THE FORM OF PLACEMENT AND THE CONDITIONS OF PAYMENT, THE APPLICATION FOR THE PUBLIC OFFERING AUTHORIZATION IN ARGENTINA AND/OR ABROAD, THE NEGOTIATION IN ARGNTINE AND/OR FOREIGN MARKETS, THE INTEREST RATE, ISSUED IN ONE OR VARIOUS TYPES AND/OR SERIES, LISTED ON THE STOCK MARKET AND/OR OVER-THE-COUNTER MARKET IN ARGENTINA AND/OR ABROAD, AND ANY OTHER FORM DEEMED ACCEPTABLE BY THE BOARD; 2) THE AUTHORIZATION GRANTED TO THE BOARD TO SUBDELEGATE TO ONE OR MORE DIRECTORS AND/OR MANAGERS OF THE CORPORATION THE POWERS REFERRED TO IN 1) ABOVE AS WELL AS THE RUNNING OF ALL PROCEEDINGS AIMED AT SUCH PURPOSE.

The following points were unanimously approved of: 1) the delegation to the board of the power, under the regulations in force, to fulfill all formalities required by the securities and exchange commission (sec) to obtain the authorization to create the program and to issue the corporate notes within the framework of said program (“negotiable obligations”), to negotiate, accept, decide upon and specify all the conditions of the program and the corporate notes which are not explicitly determined by the meeting, including, without any limitations, the amount (within the maximum amount as set forth by the meeting), the issuance date, the term, the price, the form of placement and the conditions of payment, the application for the public offering authorization in Argentina and/or abroad, the negotiation in Argentine and/or foreign markets, the interest rate, issued in one or various types and/or series, listed on the stock market and/or over-the-counter market in Argentina and/or abroad, and any other form deemed acceptable by the board; 2) the authorization granted to the board to subdelegate to one or more directors and/or managers of the corporation the powers referred to in 1) above as well as the running of all proceedings aimed at such purpose.

(ii)	Board of directors and supervisory committee list

BOARD OF DIRECTORS:
President

Eduardo Sergio Elsztain	30-6-2005

Vice-president I

Saúl Zang	30-6-2005

Vice-president II

Alejandro G. Elsztain	30-6-2007

Permanent Directors

Clarisa Diana Lifsic	30-6-2007
Gabriel Adolfo Gregorio Reznik	30-6-2006
Jorge Oscar Fernández	30-6-2006
Susan Segal	30-6-2007
Fernando Adrián Elsztain	30-6-2007
David Alberto Perednik	30-6-2007

Temporary Directors
Salvador Darío Bergel	30-6-2005
Juan Carlos Quintana Terán	30-6-2005
Gastón Armando Lernoud	30-6-2005

SUPERVISORY COMMITTEE

Permanent Syndics
Andrés Suarez	30-6-2005
Corina Inés Pando	30-6-2005
Carlos Rebay	30-6-2005
Temporary Syndics
Diego Niebhur	30-6-2005
Carlos Rivarola	30-6-2005
Gabriel Martini	30-6-2005

Auditors of the financial statement for the period 2004/2005 PriceWaterhouseCoopers

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: November 10, 2004